EXHIBIT 12.1
Corporate Office Properties Trust
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(Dollars in thousands)

Six Months Ended June 30, 2018
Earnings:
Income before equity in income of unconsolidated entities and income taxes	$39,264
Gain on sales of real estate	(27)
Combined fixed charges and preferred share dividends (from below)	41,157
Amortization of capitalized interest	1,332
Distributed income of equity investees	749
Subtract:
Capitalized interest (from below)	(2,771)
Preferred unit distributions included in fixed charges	(330)
Preferred distributions of other consolidated entities	(7)
Total earnings	$79,367

Combined Fixed Charges and Preferred Share Dividends:
Combined fixed charges and preferred share dividends:
Interest expense	$37,729
Capitalized interest (internal and external)	2,771
Interest included in rental expense	320
Preferred unit distributions	330
Preferred distributions of other consolidated entities	7
Total combined fixed charges and preferred share dividends	$41,157

Ratio of earnings to combined fixed charges and preferred share dividends	1.93

For purposes of calculating the above ratios, earnings were computed by adding fixed charges (excluding capitalized interest), gain on sales of real estate, amortization of capitalized interest and distributed income of equity investees to income before noncontrolling interests, equity in income of unconsolidated entities and income taxes. Fixed charges consist of interest costs and capitalized amortization of debt issuance costs.